Schedule 13D	Page 1 of 9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ExactTarget, Inc.

(Name of Issuer)

Common Stock, $0.0005 par value

(Title of Class of Securities)

30064K105

(CUSIP Number)

salesforce.com, inc.

The Landmark

One Market Street, Suite 300

San Francisco, CA 94105

Attention: Chief Legal Officer

(415) 901-8437

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 9

CUSIP No. 30064K105

1.	Names of Reporting Persons. salesforce.com, inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,181,865 shares of common stock [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,181,865 shares of common stock [1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,181,865 shares of common stock [1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.2%[2]
14.	Type of Reporting Person (See Instructions) CO

[1]

Represents the aggregate number of outstanding shares of ExactTarget, Inc. (the “Issuer”) common stock beneficially owned by certain equityholders of the Issuer (the “Stockholders”) who entered into support agreements dated as of June 3, 2013 (the “Support Agreements”) with salesforce.com, inc. (“salesforce.com”). As a result of the Support Agreements, salesforce.com may be deemed to share with each Stockholder the power to vote or to direct the voting of the shares of the Issuer’s common stock of such Stockholder covered by the Support Agreements solely with respect to those matters described in the Support Agreements. Accordingly, salesforce.com may be deemed to have beneficial ownership of such shares of the Issuer’s common stock. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by salesforce.com that it is the beneficial owner of any of the Issuer’s common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by salesforce.com.

[2]	Based on 69,277,907 outstanding shares of the Issuer’s common stock as of April 30, 2013, as reported by the Issuer on its most recent Form 10-Q as filed on May 10, 2013.

Schedule 13D	Page 3 of 9

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.0005 par value (the “Common Stock”), of ExactTarget, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 20 North Meridian, Suite 200, Indianapolis, Indiana 46204.

Item 2.	Identity and Background

This Schedule 13D is being filed by salesforce.com, inc., a Delaware corporation (“salesforce.com”). The address of the principal office of salesforce.com is The Landmark @ One Market Street, Suite 300, San Francisco, California 94105.

Salesforce.com is a provider of enterprise cloud computing services and was founded on the simple concept of delivering customer relationship management applications via the Internet, or “cloud.”

The name, present principal occupation or employment, present business address and country of citizenship of each director and executive officer of salesforce.com is set forth on Schedule A attached hereto.

During the past five years, neither salesforce.com nor, to the best of salesforce.com’s knowledge, any director or executive officer of salesforce.com, has been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 3, 2013, salesforce.com entered into an Acquisition Agreement (the “Acquisition Agreement”) by and among salesforce.com, Excalibur Acquisition Corp., a wholly owned subsidiary of salesforce.com (“Merger Sub”), and the Issuer. Pursuant to the Acquisition Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock of the Issuer (the “Shares”) at a price per share of $33.75 (the “Offer Price”), net to the seller in cash, without interest. Under the terms of the Acquisition Agreement, following the completion of the Offer, Merger Sub will be merged with and into the Issuer, pursuant to which the Issuer will become a wholly owned subsidiary of salesforce.com (the “Merger”). In the Merger, all then outstanding Shares, other than Shares held by salesforce.com, Merger Sub and the Issuer, and Shares held by stockholders who have validly exercised their appraisal rights under the Delaware General Corporation Law (the “DGCL”), will be cancelled and converted into the right to receive the Offer Price.

In order to induce salesforce.com to enter into the Acquisition Agreement, each of Scale Venture Partners III, LP, Rory T. O’Driscoll, Scott S. McCorkle, Julie M.B. Bradley, Timothy B. Kopp, Traci M. Dolan, Battery Ventures VIII Side Fund, L.P., Battery Ventures VIII, L.P., Matthew W. Ferguson, Timothy I. Maudlin, Michael M. Brown, David L. Yuan, TCV Member Fund, L.P., TCV VII (A), L.P., TCV VII, L.P., Scott M. Maxwell, Scott D. Dorsey, Steven A. Collins and Andrew J. Kofoid (collectively, the “Stockholders”) entered into support agreements with salesforce.com (the “Support Agreements”) concurrent with the execution and delivery of the Acquisition Agreement. As represented by the Stockholders in the Support Agreements, as of June 3, 2013, an aggregate of 18,181,865 shares of the Issuer’s Common Stock were beneficially owned by the Stockholders. Subject to the terms and conditions of the Support Agreements, each Stockholder agreed, among other things, (i) to tender their Shares in the Offer, (ii) not to transfer any Shares or enter into any agreement relating thereto, except under certain circumstances set forth in the Support Agreement, (iii) not to tender any Shares into any tender or exchange offer commenced by a person other than salesforce.com, Merger Sub or any other subsidiary of salesforce.com, (iv) to vote their Shares in favor of the adoption of the Acquisition Agreement, against approval of any proposal made in opposition to or in competition with the Offer or the Merger, and against any other action that could impede or interfere with the Offer or the Merger, and (v) not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Issuer. Each of the Stockholders also granted certain representatives of salesforce.com an irrevocable proxy granting such salesforce.com representatives the right to vote Shares held by such Stockholders in favor of such matters. Each Support Agreement will terminate upon the earliest of the effective time of the Merger (the “Effective Time”), the termination of the Acquisition Agreement, the reduction in the price to be paid in the Offer or the merger consideration, or a change in the form of consideration to be paid in the Offer or in the form of merger consideration.

Schedule 13D	Page 4 of 9

The proposed transaction is valued at approximately $2.5 billion. Salesforce.com will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause Merger Sub to have sufficient funds available to consummate such transactions.

Schedule B lists the names and number of Shares beneficially held by each Stockholder.

The foregoing descriptions of the Acquisition Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Acquisition Agreement is attached as Exhibit 1 to this Schedule 13D. A copy of the form of Support Agreement is attached as Exhibit 2 to this Schedule 13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.	Purpose of Transaction

As described in Item 3 above, this Schedule 13D is being filed in connection with the Support Agreements between salesforce.com and each of the Stockholders party thereto in connection with the Offer, the Merger and the related Acquisition Agreement.

If the Offer is consummated, Merger Sub will be entitled to designate a number of persons to the Issuer’s board of directors that reflects Merger Sub’s proportionate voting interest in Issuer. Subject to the satisfaction or waiver of the conditions applicable to the Offer pursuant to the Acquisition Agreement, after consummation of the Offer, salesforce.com shall cause the Merger to occur. Upon the consummation of the Merger, (i) the Issuer will become a wholly owned subsidiary of salesforce.com and (ii) each Share which has not been purchased pursuant to the Offer will be converted into the right to receive $33.75 in cash, subject to certain exceptions set forth in the Acquisition Agreement.

At the Effective Time and pursuant to the Acquisition Agreement, (i) the initial directors of the Issuer will be the directors of Merger Sub immediately prior to the Effective Time, (ii) the initial officers of the Issuer will be the officers of Merger Sub immediately prior to the Effective Time, (iii) the certificate of incorporation of the Issuer will be amended and restated to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time and, as so amended and restated, will be the certificate of incorporation of the Issuer, and (iv) the bylaws of Merger Sub in effect immediately prior to the Effective Time will be the bylaws of the Issuer.

Following the Merger, the Shares will no longer be traded on the New York Stock Exchange, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Schedule 13D and in connection with the Merger described above, salesforce.com has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Schedule 13D	Page 5 of 9

Item 5.	Interest in Securities of the Issuer

(a) and (b)

As a result of the Support agreements, salesforce.com may be deemed to share with each Stockholder the power to vote or to direct the voting of 18,181,865 shares covered by the Support Agreements solely with respect to those matters described in the Support Agreements. Accordingly, salesforce.com may be deemed to have beneficial ownership of such shares of the Issuer’s Common Stock. Such 18,181,865 shares covered by the Support Agreements represent approximately 26.2% of the 69,277,907 outstanding shares of the Issuer’s Common Stock as of April 30, 2013 as reported by the Issuer on its most recent Form 10-Q as filed on May 10, 2013. If shares issuable upon the exercise of options to purchase the Issuer’s Common Stock and upon the vesting of restricted stock units are excluded, the aggregate number of outstanding shares of the Issuer’s Common Stock covered by the Support Agreements is 13,754,796, which represents approximately 19.9% of the outstanding shares of the Issuer’s Common Stock as of April 30, 2013.

Salesforce.com is not entitled to any rights as a stockholder of the Issuer as to the shares covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements, and disclaims all beneficial ownership of such shares.

Except as set forth in this Item 5, none of salesforce.com and, to the knowledge of salesforce.com, any persons set forth on Schedule A hereto beneficially owns any Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by salesforce.com or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

For more detailed descriptions of the Acquisition Agreement and the Support Agreements, see Item 4 above, which descriptions are incorporated by reference herein in response to this Item 5.

(c)

To the knowledge of salesforce.com, neither salesforce.com nor any person set forth on Schedule A hereto has effected any transactions in the shares of the Issuer’s Common Stock during the past 60 days.

(d)

To the knowledge of salesforce.com, no person (other than the Stockholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

Schedule 13D	Page 6 of 9

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit	Title

1	Acquisition Agreement dated as of June 3, 2013, by and among salesforce.com, inc., Excalibur Acquisition Corp. and ExactTarget, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by salesforce.com, inc. on June 4, 2013 (File No. 001-32224)).

2	Form of Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by salesforce.com, inc. on June 4, 2013 (File No. 001-32224)).

Schedule 13D	Page 7 of 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2013

SALESFORCE.COM, INC.

By:	/s/ Burke F. Norton
	Name:	Burke F. Norton
	Title:	Executive Vice President and Chief Legal Officer

Schedule 13D	Page 8 of 9

Schedule A

Directors and Executive Officers of

salesforce.com, inc.

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of salesforce.com, inc. The country of citizenship of each director and executive officer is the United States of America and the business address of each director and executive officer is: c/o salesforce.com, inc., The Landmark @ One Market Street, Suite 300, San Francisco, California 94105.

Board of Directors

Name	Present Principal Occupation or Employment
Marc Benioff Keith Block	Chairman and Chief Executive Officer of salesforce.com President and Vice Chairman, salesforce.com
Craig Conway	Director of salesforce.com, director and executive chairman of Guidewire Software, Inc. and director of Advanced Micro Devices, Inc.
Alan Hassenfeld	Director of salesforce.com and director of Hasbro, Inc.
Craig Ramsey	Director of salesforce.com and director of Guidewire Software, Inc.
Sanford R. Robertson	Principal of Francisco Partners
Stratton Sclavos	Partner at Radar Partners
Lawrence Tomlinson	Director of salesforce.com and director of Coherent, Inc.
Maynard Webb	Chairman of LiveOps, Inc.
Shirley Young	President of Shirley Young Associates, LLC

Executive Officers

Name	Present Principal Occupation or Employment
Marc Benioff Keith Block	Chairman and Chief Executive Officer President and Vice Chairman
Blair Crump	President, Global Enterprise
Parker Harris	Co-Founder
George Hu	Chief Operating Officer
Hilarie Koplow-McAdams Maria Martinez	President, Global Sales and Operations President, Sales and Customer Success
Burke Norton	Executive Vice President and Chief Legal Officer
Graham Smith	Executive Vice President and Chief Financial Officer
Frank van Veenendaal	Executive Vice Chairman

Schedule 13D	Page 9 of 9

Schedule B

Stockholders and Beneficially Held Shares

Name	Shares	Stock Options and RSUs

Scale Venture Partners III, LP	1,745,947	0

Rory O’Driscoll	6,108	0

Scott S. McCorkle	608	1,168,053

Julie M.B. Bradley	12,408	0

Timothy B. Kopp	0	497,891

Traci M. Dolan	0	428,750

Battery Ventures VIII Side Fund, L.P.	1,740,992	0

Battery Ventures VIII, L.P.	1,740,992	0

Matthew W. Ferguson	47,819	0

Timothy I. Maudlin	68,138	0

Michael M. Brown	11,874	0

David L. Yuan	12,243	0

TCV Member Fund, L.P.	42,419	0

TCV VII (A), L.P.	2,391,141	0

TCV VII, L.P.	4,604,339	0

Scott M. Maxwell	79,768	0

Scott D. Dorsey	1,250,000	1,325,000

Steven A. Collins	0	462,500

Andrew J. Kofoid	0	544,875